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PLAN OF EXCHANGE
BY WHICH
MONTGOMERY REAL ESTATE SERVICE INC.
(a Nevada  corporation)
SHALL ACQUIRE
FRONT STREET FIRST CORP.
(a Nevada  corporation)

    This Plan of Exchange (the “Agreement” or “Plan of Exchange”) is made and dated as of this 31st day of December, 2007, and is intended to supersede all previous oral or written agreements, if any, between the parties, with respect to its subject matter. This Agreement anticipates that extensive due diligence shall have been performed by both parties. All due diligence shall have been completed by the Parties no later than December 31, 2007.

I. RECITALS
1. The Parties to this Agreement:

(1.1) Montgomery Real Estate Service Inc. ("Montgomery"), a Nevada corporation.

(1.2) Front Street First Corp. ("Front Street"), a Nevada corporation.

(1.3) Northeast Nominee Trust ("Northeast"), a trust incorporated in Massachusetts.

2. The Capital of the Parties:

(2.1) The Capital of Montgomery consists of 275,000,000 authorized shares of Common Stock, par value $.001, of which 30,356,200 shares are issued and outstanding, and 25,000,000 authorized shares of Convertible Preferred Stock, par value $.001, of which none is issued and outstanding. Each share of Convertible Preferred Stock shall be convertible, at the option of the holder thereof, at any time after one year from the date of issuance (the “Conversion Date”) into ten (10) shares of fully paid and non-assessable shares of Common Stock of Montgomery.

(2.2) The Capital of Front Street consists of 12,500,000 authorized shares of Common Stock, par value $.001, of which $1,000  shares are issued and outstanding, which for the purposes of this Agreement, is referred to as “common stock” or “capital stock”.

(2.3) Northeast holds 22,000,000 shares of Common Stock of Montgomery, represents a majority, or 72.4%, of the issued and outstanding voting power of Montgomery.

3. Transaction Descriptive Summary: Montgomery desires to acquire Front Street and the shareholders of Front Street (the “Front Street Shareholders”) desire that Front Street be acquired by Montgomery. Montgomery would acquire 100% of the capital stock of Front Street in exchange for the issuance by Montgomery of 1,400,000 new shares of Preferred Stock to Front Street, which are convertible into 14,000,000 shares of Common Stock of Montgomery at the option of the holder thereof, at any time after one year from the date of issuance. In addition, Northeast will retire the total 22,000,000 shares of Common Stock of Montgomery back to the treasury in exchange of the issuance by Montgomery of 2,200,000 new shares of Preferred Stock of Montgomery. The transaction will immediately close upon the approval of Board of Directors of Montgomery and Front Street, respectively. Upon closing, Front Street would become a wholly-owned subsidiary of Montgomery. The parties intend that the transactions qualify and meet the Internal Revenue Code requirements for a tax free reorganization, in which there is no corporate gain or loss recognized by the parties, with reference to Internal Revenue Code (IRC) sections 354 and 368.

4. "Pinksheets - Other OTC" quotation market compliance. Montgomery will make all appropriate shareholder notifications in connection with the acquisition. Montgomery shall cause the filing with "Pinksheets - Other OTC" quotation market, if deemed applicable.

5.  Nevada compliance.  Articles of Exchange are required to be filed by Nevada law as the last act to make the plan of exchange final and effective under Nevada law.

6. Audited Financial Statements. In connection with Montgomery’s filing with "Pinksheets - Other OTC" quotation market, as it relates to this transaction, audited financial statements of Front Street will not be required.

II. PLAN OF EXCHANGE

1. Conditions Precedent to Closing.

The obligation of the parties to consummate the transactions contemplated herein are subject to the fulfillment or waiver prior to the closing of the following conditions precedent:

(1.1) Shareholder Approval.Front Street and Montgomery shall have secured their shareholder approvals for this transaction, if required, in accordance with the laws of its place of incorporation and its constituent documents.

(1.2) Board of Directors. The Boards of Directors of each of Front Street and Montgomery shall have approved the transaction and this agreement, in accordance with the laws of its place of incorporation and its constituent documents.

(1.3) Due Diligence Investigation. Each party shall have furnished to the other party all corporate and financial information which is customary and reasonable, to conduct its respective due diligence, normal for this kind of transaction. If either party determines that there is a reason not to complete the Plan of Exchange as a result of their due diligence examination, then they must give written notice to the other party prior to the expiration of the due diligence examination period. The due diligence period, for purposes of this paragraph, shall have expired on December 31, 2007.  The Closing Date shall be three days after the satisfaction or waiver of all of the conditions precedent to closing set forth in this Plan of Exchange, unless extended to a later date by mutual agreement of the parties.

(1.4) The rights of dissenting shareholders, if any, of each party shall have been satisfied and the Board of Directors of each party shall have determined to proceed with the Plan of exchange.

(1.5) All of the terms, covenants and conditions of the Plan of exchange to be complied with or performed by each party before Closing shall have been complied with, performed or waived in writing.

2. Conditions Concurrent and Subsequent to Closing.

(2.1) Delivery of Registered Capital of Front Street.  Immediately upon or within 30 days from the date of this agreement, Montgomery shall have 100% of the beneficial interest of Front Street First Corp.

(2.2) Acquisition Share Issuance and Purchase of Common Stock. Immediately upon the Closing, Montgomery shall issue to the Front Street Shareholders 1,400,000 new investment shares of Preferred Stock of Montgomery in exchange for 100% of the capital stock of Front Street, which are convertible into 14,000,000 shares of Common Stock of Montgomery at the option of the holder thereof, at any time after one year from the date of issuance.

      (2.3) Exchange from Common Stock to Preferred Stock. Immediately upon the Closing, Northeast will retire the total 22,000,000 shares of Common Stock of Montgomery back to the treasury in exchange of the issuance by Montgomery of 2,200,000 new shares of Preferred Stock of Montgomery to Northeast.

3. Plan of Exchange

       (3.1) Exchange and Reorganization: Montgomery and Front Street shall be hereby reorganized, such that Montgomery shall acquire 100% the capital stock of Front Street, and Front Street shall become a wholly-owned subsidiary of Montgomery.

(3.2) Issuance of Preferred Stock: Within 60 days upon the effective date of the Plan, Montgomery shall issue 1,400,000 new investment shares of Preferred Stock of Montgomery to or for the Front Street Shareholders, and issued 2,200,000 new investment shares of Preferred Stock of Montgomery to Northeast.

      (3.3) Closing/Effective Date: The Plan of exchange shall become effective immediately upon approval and adoption by the parties hereto, in the manner provided by the law of the places of incorporation and constituent corporate documents, and upon compliance with governmental filing requirements, such as, without limitation, the filing of Articles of Exchange, if applicable under State Law. Closing shall occur upon the approval by the Board of Directors of the parties hereto or are waived by the parties.

      (3.4) Surviving Corporations: Both corporations shall survive the exchange and reorganization herein contemplated and shall continue to be governed by the laws of its respective jurisdiction of incorporation.

(3.5) Rights of Dissenting Shareholders: Each Party is the entity responsible for the rights of its own dissenting shareholders, if any.

       (3.6) Service of Process and Address:Each corporation shall continue to be amenable to service of process in its own jurisdiction, exactly as before this acquisition.  The address of Montgomery is 1st / fl, 191 Chestnut St., Springfield, MA 01103. The address of Front Street First Corp. is PO Box 243, Chimney Rock, NC  28720.

(3.7) Surviving Articles of Incorporation: the Articles of Incorporation of each Corporation shall remain in full force and effect, unchanged.

(3.8) Surviving By-Laws: the By-Laws of each Corporation shall remain in full force and effect, unchanged.

       (3.9) Further Assurance, Good Faith and Fair Dealing: the Directors of each Company shall and will execute and deliver any and all necessary documents, acknowledgments and assurances and do all things proper to confirm or acknowledge any and all rights, titles and interests created or confirmed herein; and both companies covenant expressly hereby to deal fairly and in good faith with each other and each others shareholders. In furtherance of the parties desire, as so expressed, and to encourage timely, effective and businesslike resolution the parties agree that any dispute arising between them, capable of resolution by arbitration, shall be submitted to binding arbitration. As a further incentive to private resolution of any dispute, the parties agree that each party shall bear its own costs of dispute resolution and shall not recover such costs from any other party.

(3.10) General Mutual Representations and Warranties. The purpose and general import of the Mutual Representations and Warranties, are that each party has made appropriate full disclosure to the others, that no material information has been withheld, and that the information exchanged is accurate, true and correct. These warranties and representations are made by each party to the other, unless otherwise provided in this agreement, and they speak and shall be true immediately before Closing.

(3.10.1) Organization and Qualification. Each corporation is duly organized and in good standing, and is duly qualified to conduct any business it may be conducting, as required by law or local ordinance.

(3.10.2) Corporate Authority. Each corporation has corporate authority, under the laws of its jurisdiction and its constituent documents, to do each and every element of performance to which it has agreed, and which is reasonably necessary, appropriate and lawful, to carry out this Agreement in good faith.

(3.10.3) Ownership of Assets and Property. Each corporation has lawful title and ownership of it property as reported to the other, and as disclosed in its financial statements.

(3.10.4) Absence of Certain Changes or Events. Each corporation has not had any material changes of circumstances or events which have not been fully disclosed to the other party, and which, if different than previously disclosed in writing, have been disclosed in writing as currently as is reasonably practicable.  Specifically, and without limitation:

   (3.10.4-a) the business of each corporation shall be conducted only in the ordinary and usual course and consistent with its past practice, and neither party shall purchase or sell (or enter into any agreement to so purchase or sell) any properties or assets or make any other changes in its operations, respectively, taken as a whole, or provide for the issuance of, agreement to issue or grant of options to acquire any shares, whether common, redeemable common or convertible preferred, in connection therewith;

   (3.10.4-b) Except as set forth in this Plan of Exchange, neither corporation shall (i) amend its Articles of Incorporation or By-Laws, (ii) change the number of authorized or outstanding shares of its capital stock, or (iii) declare, set aside or pay any dividend or other distribution or payment in cash, stock or property to the extent that which might contradict or not  comply with any clause or condition set forth in this Plan of Exchange, LOI or Escrow Agreement;

   (3.10.4-c) Neither corporation shall (i) issue, grant or pledge or agree or propose to issue, grant, sell or pledge any shares of, or rights of any kind to acquire any shares of, its capital stock, (ii) incur any indebtedness other than in the ordinary course of business, (iii) acquire directly or indirectly by redemption or otherwise any shares of its capital stock of any class or (iv) enter into or modify any contact, agreement, commitment or arrangement with respect to any of the foregoing;

   (3.10.4-d) Except in the ordinary course of business, neither party shall (i) increase the compensation payable or to become payable by it to any of its officers or directors; (ii) make any payment or provision with respect to any bonus, profit sharing, stock option, stock purchase, employee stock ownership, pension, retirement, deferred compensation, employment or other payment plan, agreement or arrangement for the benefit of its employees (iii) grant any stock options or stock appreciation rights or permit the exercise of any stock appreciation right where the exercise of such right is subject to its discretion (iv) make any change in the compensation to be received by any of its officers; or adopt, or amend to increase compensation or benefits payable under, any collective bargaining, bonus, profit sharing, compensation, stock option, pension, retirement, deferred compensation, employment, termination or severance or other plan, agreement, trust, fund or arrangement for the benefit of employees, (v) enter into any agreement with respect to termination or severance pay, or any employment agreement or other contract or arrangement with any officer or director or employee, respectively, with respect to the performance or personal services that is not terminable without liability by it on thirty days notice or less, (vi) increase benefits payable under its current severance or termination, pay agreements or policies or (vii) make any loan or advance to, or enter into any written contract, lease or commitment with, any of its officers or directors;

   (3.10.4-e) Neither party shall assume, guarantee, endorse or otherwise become responsible for the obligations of any other individual, firm or corporation or make any loans or advances to any individual, firm or corporation, other than obligations and liabilities expressly assumed by the other that party;

   (3.10.4-f) Neither party shall make any investment of a capital nature either by purchase of stock or securities, contributions to capital, property transfers or otherwise, or by the purchase of any property or assets of any other individual, firm or corporation.

(3.10.5) Absence of Undisclosed Liabilities. Each corporation has, and has no reason to anticipate having, any material liabilities which have not been disclosed to the other, in the financial statements or otherwise in writing.

(3.10.6) Legal Compliance. Each corporation shall comply in all material respects with all Federal, state, local and other governmental (domestic or foreign) laws, statutes, ordinances, rules, regulations (including all applicable securities laws), orders, writs, injunctions, decrees, awards or other requirements of any court or other governmental or other authority applicable to each of them or their respective assets or to the conduct of their respective businesses, and use their best efforts to perform all obligations under all contracts, agreements, licenses, permits and undertaking without default.

(3.10.7) Legal Proceedings. Each corporation has no legal proceedings, administrative or regulatory proceeding, pending or suspected, which have not been fully disclosed in writing to the other.

(3.10.8) No Breach of Other Agreements.  This Agreement, and the faithful performance of this agreement, will not cause any breach of any other existing agreement, or any covenant, consent decree, or undertaking by either, not disclosed to the other.

(3.10.9) Capital Stock. The issued and outstanding shares and all shares of capital stock of each corporation is as detailed herein, that all such shares are in fact issued and outstanding, duly and validly issued, were issued as and are fully paid and non-assessable shares, and that, other than as represented in writing, there are no other securities, options, warrants or rights outstanding, to acquire further shares of such corporation.

(3.10.10) Brokers' or Finder's Fees. Each corporation is not aware of any claims for brokers' fees, or finders' fees, or other commissions or fees, by any person not disclosed to the other, which would become, if valid, an obligation of either company.

(3.11) Miscellaneous Provisions

(3.11.1) Except as required by law, no party shall provide any information concerning any aspect of the transactions contemplated by this Agreement to anyone other than their respective officers, employees and representatives without the prior written consent of the other parties hereto. The aforesaid obligations shall terminate on the earlier to occur of (a) the Closing, or (b) the date by which any party is required under its articles or bylaws or as required by law, to provide specific disclosure of such transactions to its shareholders, governmental agencies or other third parties. In the event that the transaction does not close, each party will return all confidential information furnished in confidence to the other.  In addition, all parties shall consult with each other concerning the timing and content of any press release or news release to be issued by any of them.

(3.11.2) This Agreement may be executed simultaneously in two or more counterpart originals. The parties can and may rely upon facsimile signatures as binding under this Agreement, however, the parties agree to forward original signatures to the other parties as soon as practicable after the facsimile signatures have been delivered.

(3.11.3) The Parties to this agreement have no wish to engage in costly or lengthy litigation with each other. Accordingly, any and all disputes which the parties cannot resolve by agreement or mediation, shall be submitted to binding arbitration under the rules and auspices of the American Arbitration Association. As a further incentive to avoid disputes, each party shall bear its own costs, with respect thereto, and with respect to any proceedings in any court brought to enforce or overturn any arbitration award. This provision is expressly intended to discourage litigation and to encourage orderly, timely and economical resolution of any disputes which may occur.

(3.11.4) If any provision of this Agreement or the application thereof to any person or situation shall be held invalid or unenforceable, the remainder of the Agreement and the application of such provision to other persons or situations shall not be effected thereby but shall continue valid and enforceable to the fullest extent permitted by law.

(3.11.5) No waiver by any party of any occurrence or provision hereof shall be deemed a waiver of any other occurrence or provision.

(3.11.6) The parties acknowledge that both they and their counsel have been provided ample opportunity to review and revise this agreement and that the normal rule of construction shall not be applied to cause the resolution of any ambiguities against any party presumptively. The Agreement shall be governed by and construed in accordance with the laws of the State of Nevada.

4. Termination. The Plan of exchange may be terminated by written notice, at any time prior to closing, (i) by mutual consent, (ii) by either party during the due diligence phase, (iii) by either party, in the event that the transaction represented by the anticipated Plan of exchange has not been implemented and approved by the proper governmental authorities 60 days from the date of this Agreement, or (v) by either party in the event that a condition of closing is not met by December 31, 2007. In the event that termination of the Plan of exchange by either or both, as provided above, the Plan of exchange shall forthwith become void and there shall be no liability on the part of either party or their respective officers and directors.

5. Closing.  The parties hereto contemplate that the closing of this Plan of Exchange shall occur no more than three days after all of the conditions precedent have been met or waived.  The closing deliveries will be made pursuant to this Agreement. In addition, within 60 days of signing the Plan of Exchange, Montgomery shall issue 1,400,000 new investment shares of Preferred Stock of Montgomery, to the Front Street shareholders and Montgomery shall acquire 100% of the capital stock of Front Street. In addition, Montgomery shall issue 2,200,000 new investment shares of Preferred Stock of Montgomery to Northeast and Montgomery shall retire 22,000,000 shares of Common Stock of Montgomery, which are acquired from Northeast.

6.  Merger Clause.  This Plan of Exchange constitute the entire agreement of the parties hereto with respect to the subject matter hereof, and such document supersedes all prior understandings or agreements between the parties hereto, whether oral or written, with respect to the subject matter hereof, all of which are hereby superceded, merged and rendered null and void.

IN WITNESS WHEREOF, The parties hereto, intending to be bound, hereby sign this Plan of Exchange below as of the date first written above.

MONTGOMERY REAL ESTATE SERVICE INC.

By: /s/ Duane Bennett, President
Duane Bennett, President

FRONTSTREET FIRST CORP.

By: /s/ Duane Bennett, President
Duane Bennett, President

NORTHEAST NOMINEE TRUST

By: /s/ Duane Bennett, President
Duane Bennett, President